Exhibit 99.1

Swvl Expands its Service into Saudi Arabia’s Banking Sector with Bank Albilad, Bringing Technology-Driven Shuttle Services that Redefine Workforce Mobility

DUBAI, United Arab Emirates, July 7, 2026 (GLOBE NEWSWIRE) -- Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a leading provider of technology-enabled mass mobility solutions, today announced the signing of a new contract with Bank Albilad, one of the Kingdom of Saudi Arabia’s (“KSA”) leading banks. Swvl’s service expansion into the banking and financial services sector in the KSA deepens the Company’s presence in one of its most strategic growth markets.

Pursuant to the agreement between the Company and Bank Albilad (the “Agreement”), Swvl will provide technology-enabled shuttle services across Bank Albilad’s network, leveraging Swvl’s platform to enable dynamic route planning, real-time dispatching, and operational optimization. The deployment is designed to improve workforce mobility, enhance service reliability, and deliver cost predictability through technology-led operations.

The Agreement reinforces Swvl’s strategy of expanding into high-value enterprise verticals, where scale, reliability, and operational control are essential. Financial services have emerged as a key focus area for the Company across the Gulf Cooperation Council (“GCC”), driven by growing demand from large institutions seeking scalable, data-driven shuttle services for their workforce.

“KSA remains to be a highly strategic growth market for Swvl and we view the expansion into the banking sector as reflective of the breadth of demand for technology-enabled mobility across essential industries,” said Mostafa Kandil, Chief Executive Officer at Swvl. “We believe that partnering with an institution of the caliber of Bank Albilad underscores the confidence that leading enterprises place in Swvl’s ability to deliver reliable, efficient, and technology-led transportation at scale.”

The announcement follows a series of previously announced multi-year enterprise contract wins by Swvl across the GCC, including a contract in Kuwait of up to $2.2 million, a contract in the United Arab Emirates of up to $5.5 million, and a healthcare contract in Saudi Arabia of up to $1.5 million. Collectively, these deployments reinforce Swvl’s regional expansion strategy and reflect sustained enterprise demand for technology-enabled, large-scale transportation solutions across high-value GCC markets.

“We believe that our entry into the banking sector further demonstrates the versatility and scalability of Swvl’s platform across high-value verticals,” added Ahmed Misbah, Chief Financial Officer at Swvl. “Our focus remains on securing long-term, high-quality contracts that generate predictable, recurring revenue while addressing critical operational needs for leading enterprises in the region.”

With this milestone, Swvl aims to continue advancing its regional expansion strategy, deepening its presence in Saudi Arabia and reinforcing its position as a provider of enterprise-grade, technology-enabled mobility solutions across high-growth GCC markets.

About Swvl

Swvl Holdings Corp (NASDAQ: SWVL) is a leading provider of technology-driven mobility solutions for enterprises and governments. Its platform leverages real-time data, adaptive networks, and advanced technology to deliver safer, more reliable, and sustainable transportation solutions. Swvl serves corporate clients, government institutions, schools, and healthcare providers across Egypt, the Kingdom of Saudi Arabia, the UAE, Kuwait, and the United Kingdom. For more information, visit www.swvl.com.

Forward-Looking Statements

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Swvl’s expansion into the banking and financial services sector in Saudi Arabia and the GCC; redefining and improving workforce mobility; Swvl’s ability to perform its obligations under the Agreement and provide technology-enables shuttle services across Bank Albilad’s network; the benefits of its mobility solutions and platform; its ability to enhance service reliability and deliver cost predictability through technology-led operations; its belief that the deployment will leverage its technology and operations stack; its focus on financial services; its ability to address complex, multi-site workforce transportation needs; the growth in the KSA market and continued demand for technology-enabled mobility across essential industries; its belief that leading enterprises place confidence in Swvl’s abilities and transportation; its expansion strategy and sustained enterprise demand for technology-enabled, large-scale transportation solutions across high-value GCC markets; the versatility and scalability of Swvl’s platform across high-value verticals; its ability to secure long-term, high-quality contracts that generate predictable, recurring revenue while addressing critical operational needs for leading enterprises in the region; its reinforcement of its position as a provider of enterprise-grade, technology-enabled mobility solutions across high-growth GCC markets; and its expectations regarding long-term demand for technology-enabled mass mobility solutions.

These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, assurance, prediction, or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially.

In addition, forward-looking statements provide Swvl’s expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements.

More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

Contact

Investor relations: ir@swvl.com

Ahmed Misbah, CFO of Swvl: ahmed.misbah@swvl.com